ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

DECLARATIONS

Item 1.         Name of Insured (the "Insured")Bond Number

Transamerica IDEX Mutual Funds
01592106B
(Continued on Rider No. 1)

Principal Address:	4333 Edgewood Rd., NE

Cedar Rapids, IA 52499

Item 2.

Bond Period: from 12:01 a.m. on December 31, 2006, to 12:01 a.m. on December 31, 2007, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability--
	Subject to Sections 9, 10, and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A—	FIDELITY	$15,000,000	N/A
	Insuring Agreement B—	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C—	ON PREMISES	$15,000,000	$75,000
	Insuring Agreement D—	IN TRANSIT	$15,000,000	$75,000
	Insuring Agreement E—	FORGERY OR ALTERATION	$15,000,000	$75,000
	Insuring Agreement F—	SECURITIES	$15,000,000	$75,000
	Insuring Agreement G—	COUNTERFEIT CURRENCY	$15,000,000	$75,000
	Insuring Agreement H—	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I—	PHONE/ELECTRONIC TRANSACTIONS	$15,000,000	$75,000

	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring agreement and any reference thereto shall be deemed to be deleted from this Bond.

	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

	Insuring Agreement J—	COMPUTER SECURITY	$15,000,000	$75,000
	Insuring Agreement K—	STOP PAYMENT	$25,000	$5,000

Item 4.

Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders:	1-2-3-4-5-6-7-8-9

and of all Riders applicable to this Bond issued during the Bond Period.

By:__/S/Maggie Sullivan____

Authorized Representative